Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

1.  Diodes Taiwan Company, Limited, a corporation organized and existing under the laws of the Republic of China (Taiwan) with principal offices located at 5 Fl., 510-16 Chung-Cheng Road, Hsin-Tien City, Taipei, Taiwan, Republic of China. This subsidiary does business under its own name and is a wholly-owned subsidiary of Diodes Incorporated.

2.  Shanghai KaiHong Electronics Company, Limited (Diodes-China), a corporation formed under the laws of the People’s Republic of China with principal offices located at No. 999 Chen Chun Road, Xingqiao Town, Songjiang County, Shanghai, People’s Republic of China. This subsidiary does business under its own name. This is a 95% majority-owned joint venture and a subsidiary of Diodes Incorporated.

3. FabTech Incorporated, a corporation formed under the laws of Delaware with principal offices located at 777 N.W. Blue Parkway, Suite 350, Lee's Summit, Missouri 64086-5709. This subsidiary does business under its own name and is a wholly-owned subsidiary of Diodes Incorporated. The registrant acquired this business on December 1, 2000.

4. Diodes-Hong Kong Limited, a corporation formed under the laws of Hong Kong with registered offices located at Unit 618, 6F, Peninsula Centre, No. 67 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. This subsidiary does business under its own name and is a wholly-owned subsidiary of Diodes Incorporated.

5.  Shanghai KaiHong Technology Company, Limited (Diodes-Shanghai), a corporation formed under the laws of the People’s Republic of China with principal offices located at Plant No. 1, Lane 18, SanZhuang Road, Songjiang Export Zone, Shanghai, People’s Republic of China. This subsidiary does business under its own name. This is a 95% majority-owned joint venture and a subsidiary of Diodes Incorporated.